UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

China Sunergy Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
American Depositary Shares, each representing 18 Ordinary Shares

(Title of Class of Securities)

G84381 105

 (CUSIP Number)

Mr. Tingxiu Lu
No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone
Nanjing, Jiangsu 211100, People’s Republic of China
(86-25) 5276 6666

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G84381 105

1	NAMES OF REPORTING PERSONS:

Virtue Deep Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,907,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,907,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,907,000 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of September 28, 2012.

CUSIP No. G84381 105

1	NAMES OF REPORTING PERSONS:

Han Lu
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,907,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,907,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,907,000 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.1%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of September 28, 2012.

CUSIP No. G84381 105

1	NAMES OF REPORTING PERSONS:

Elite Shine Group Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		74,403,234 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,907,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		74,403,234 (1)

WITH	10	SHARED DISPOSITIVE POWER:

2,907,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

77,310,234 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of September 28, 2012.

CUSIP No. G84381 105

1	NAMES OF REPORTING PERSONS:

Tingxiu Lu
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☒
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		74,403,234 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,907,000 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		74,403,234 (1)

WITH	10	SHARED DISPOSITIVE POWER:

2,907,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

77,310,234 ordinary shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) See item 5 below.

(2) Based on the 267,287,253 Ordinary Shares outstanding as of September 28, 2012.

Introductory Note:

This amendment No. 2 to Statement on Schedule 13D (the “Amendment No. 2”) is being jointly filed by Virtue Deep Limited, Mr. Han Lu, Elite Shine Group Limited and Mr. Tingxiu Lu (collectively, the “Reporting Persons”) with respect to their current direct or indirect beneficial ownership of shares of China Sunergy Co., Ltd., a Cayman Islands company (the “Issuer”). This Amendment No. 2 amends and supplements the initial statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu with the Securities and Exchange Commission on October 3, 2011 and Amendment No.1 to Statement on Schedule 13D jointly filed by the Elite Shine Group Limited and Mr. Tingxiu Lu with the Securities and Exchange Commission on June 29, 2012 (the “Original Schedule 13D”). Except as provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D.

The Reporting Persons have determined that they were not eligible to file with the Securities and Exchange Commission on February 10, 2012, a Statement on Schedule 13G. Although the disclosures made by the Reporting Person in such filing are correct as of such date, such filing should not be relied upon.

Item 1. Security and issuer

Item 1 of the Original Schedule 13D is hereby amended in its entirety by the following:

This Amendment No. 2 relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) and American depositary shares (the “ADSs”), each representing 18 Ordinary Shares, of the Issuer. The address of the Issuer is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China. The Amendment No.2 is being jointly filed by Virtue Deep Limited, Mr. Han Lu, Elite Shine Group Limited and Mr. Mr. Tingxiu Lu to disclose their current direct or indirect beneficial ownership of the Issuer’s Ordinary Shares.

Item 2 IDENTITY AND BACKGROUND

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Schedule 13D is being filed jointly by the Reporting Persons.

(b)	Virtue Deep Limited is a British Virgin Islands company wholly owned by Mr. Han Lu. Its registered address is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

Mr. Han Lu is a citizen of the People’s Republic of China. His residence address is Room 402, Unit 3, Building 17, New World Garden, No. 3 Bancang Street, XanWu District, Nanjing, People’s Republic of China.

Elite Shine Group Limited is a British Virgin Islands company wholly owned by Mr. Tingxiu Lu. Its registered address is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.

Mr. Tingxiu Lu is a citizen of the People’s Republic of China. His residence address is No. 123 Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, People’s Republic of China.

(c)	Mr. Tingxiu Lu is the sole director of Elite Shine Group Limited. His principal business is to serve as the chairman of the issuer.

Mr. Han Lu is the sole director of Virtue Deep Limited and is a merchant. Virtue Deep Limited mainly engages in investment.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	The ownership of 30,000,000 ordinary shares (at that time represented by 5,000,000 American Depository Shares (“ADSs”), prior to the change to the ADS/ordinary share ratio) of China Sunergy Co., Ltd. held by Elite Shine Group Limited and Mr. Tingxiu Lu was the subject of a settlement agreement approved by court order on November 30, 2010. As noted in previous filings, the ADSs had been the subject of a turnover order entered by the United States District Court for the Southern District of Ohio (the “Court”) on September 30, 2009 in case number 08-cv-0667, Securities and Exchange Commission. One Equity Corp., et al., which caused the ADSs to become part of a receivership estate managed by a Court-appointed receiver (“Receiver”). As part of a settlement agreement, however, the Receiver agreed to return the ADSs to Elite Shine Group Limited and Mr. Tingxiu Lu, pending Court approval. On November 30, 2010, the Court issued the Order on Motion by Court Appointed Receiver, Frederick L. Ransier, for Order Authorizing and Approving Compromise, thereby approving the settlement agreement between the Receiver and Elite Shine Group Limited. Thereafter, the Receiver returned the ADSs to Elite Shine Group Limited and Mr. Tingxiu Lu. As of the date of this filing, Elite Shine Group Limited and Mr. Tingxiu Lu possess the ADSs. The Receiver has disclaimed any interest in or claim to the ADSs, and Elite Shine Group Limited and Mr. Tingxiu Lu hold the ADSs free and clear of any encumbrance or claim.

(f)	Virtue Deep Limited is a British Virgin Islands company.

Mr. Han Lu is a citizen of the People’s Republic of China.

Elite Shine Group Limited is a British Virgin Islands company.

Mr. Tingxiu Lu is a citizen of the People’s Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

During the period from September 17, 2012 to September 28, 2012, Virtue Deep Limited purchased an aggregate of 161,500 ADSs, representing 2,907,000 Ordinary Shares of the Issuer, from the open market, for an aggregate purchase price of approximately $0.2 million. The purchases were funded partly by Mr. Han Lu’s personal funds and partly by a loan from Ms. Au Yeung So Chun, a friend of Mr. Han Lu. There is no agreement with respect to the loan.

During the period from September 13, 2011 to September 30, 2011, Elite Shine Group Limited purchased an aggregate of 2,320,541 ADSs representing 13,923,246 Ordinary Shares of the Issuer, from the open market (the “Purchased Shares”), for an aggregate purchase price of approximately $2.95 million. The purchases were funded by Mr. Tingxiu Lu’s personal funds.

Elite Shine Group Limited entered into a share purchase agreement (the “Share Purchase Agreement”) dated as of September 29, 2011, with Smooth King Investment Limited, a British Virgin Islands company wholly owned by Ms. Yingchun Huang, a citizen of the People’s Republic of China, pursuant to which Elite Shine Group Limited acquired 21,295,800 Ordinary Shares of the Company with an aggregate consideration of approximately $3.83 million or approximately $0.18 per ordinary share. The purchases were funded by Mr. Tingxiu Lu’s personal funds. A copy of the Share Purchase agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 4. Purpose of transaction

Item 4 of the Original Schedule 13D is hereby amended in its entirety by the following:

The Reporting Persons consummated the transaction described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in securities of the issuer

Paragraphs (a)-(c) of Item 5 of the Original Schedule 13D is hereby amended in its entirety by the following:

(a)–(c) Virtue Deep Limited is the beneficial owner of 161,500 ADSs, each representing 18 Ordinary Shares of China Sunergy Co., Ltd. Mr. Han Lu is the sole shareholder of Virtue Deep Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Han Lu may be deemed to beneficially own all of the shares held by Virtue Deep Limited.

Elite Shine Group Limited is the beneficial owner of 74,403,234 Ordinary Shares (including 60,480,000 Ordinary Shares and 773,513 ADSs, each representing 18 Ordinary Shares) of China Sunergy Co., Ltd. Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tingxiu Lu may be deemed to beneficially own all of the shares held by Elite Shine Group Limited.

Mr. Tingxiu Lu is the sole shareholder of Elite Shine Group Limited and is the father of Mr. Han Lu, and they will vote and dispose the shares owned in concert, as a result of the foregoing facts, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC. The aggregate number of Ordinary Shares that would be deemed beneficially owned collectively by the Reporting Persons, based on available information, is 77,310,234, which represents approximately 28.9% of the shares of issued and outstanding as reported to the Reporting Persons by the Issuer.

The following information with respect to the ownership of Ordinary Shares of the Issuer by each of the Reporting Persons is provided as of October 2, 2012:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Virtue Deep Limited	2,907,000 Ordinary Shares	1.1%	0	2,907,000 Ordinary Shares	0	2,907,000 Ordinary Shares
Mr. Han Lu	2,907,000 Ordinary Shares	1.1%	0	2,907,000 Ordinary Shares	0	2,907,000 Ordinary Shares
Elite Shine Group Limited	77,310,234 Ordinary Shares	28.9%	74,403,234 Ordinary Shares	2,907,000 Ordinary Shares	74,403,234 Ordinary Shares	2,907,000 Ordinary Shares
Mr. Tingxiu Lu	77,310,234 Ordinary Shares	28.9%	74,403,234 Ordinary Shares	2,907,000 Ordinary Shares	74,403,234 Ordinary Shares	2,907,000 Ordinary Shares

Information concerning transactions in securities of the Issuer from September 17, 2012 to September 28, 2012 by the Reporting Persons, other than the transaction pursuant to the Share Purchase Agreement as described in Item 3, is set forth below. All of the purchases listed below were made by Virtue Deep Limited through open market transactions.

Date	Securities Purchased	Price per Security	Aggregate Purchase Price
September 17, 2012	37,000ADS	$ 1.32	$ 48669.80
September 21, 2012	20,000ADS	$ 1.09	$ 21,840.00
September 25, 2012	30,000ADS	$ 1.25	$ 37,497.00
September 27, 2012	40,000ADS	$ 1.19	$ 47,464.00
September 28, 2012	34,500ADS	$ 1.14	$ 39,288.60
Total	161,500ADS	-	$ 194,759.40

Other than the transaction described in Item 3 and Item 5(c) above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons
Exhibit 99.2	Share Purchase Agreement by Mr. Tingxiu Lu and Elite Shine Group Limited (incorporated herein by reference to Exhibit 99.2 to the initial Statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu on October 3, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2012

Virtue Deep Limited	/s/ Han Lu
Name: Han Lu
Title: Director
Mr. Han Lu	/s/ Han Lu
Name: Han Lu
Elite Shine Group Limited	/s/ Tingxiu Lu
Name: Tingxiu Lu
Title: Director
Mr. Tingxiu Lu	/s/ Tingxiu Lu
Name: Tingxiu Lu

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Share Purchase Agreement (incorporated herein by reference to Exhibit 99.2 to the initial Statement on Schedule 13D jointly filed by Elite Shine Group Limited and Mr. Tingxiu Lu on October 3, 2011)